FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2003

MADISON ENTERPRISES CORP. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Notice of Special and Annual General Meeting,

2.

Report to Shareholders,

3.

Annual General Meeting Material for the Year Ended October 31, 2002, (Schedule A previously filed in Form 20F on March 20, 2003).

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.

(Registrant)

Date: April 7, 2003

By:

“James G. Stewart”

 James G. Stewart

Its:

Secretary

(Title)

April 7, 2003

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Enterprises Corp - (File #0-29250)

Form 6-K

On behalf of Madison Enterprises Corp., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

R. Stuart Angus, Fasken Martineau DuMoulin LLP

MADISON ENTERPRISES CORP.

Suite 2000 - 1055 West Hastings Street

Vancouver, B.C., V6E 2E9

TELEPHONE: (604) 331-8772

NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Special and Annual General Meeting of the members of MADISON ENTERPRISES CORP. (the "Company") will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on April 17, 2003, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.

To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended October 31, 2002.

2.

To appoint the auditor for the ensuing year.

3.

To authorize the directors to fix the remuneration to be paid to the auditor.

4.

To fix the number of directors at six (6).

5.

To elect directors for the ensuing year.

6.

To authorize the directors in their discretion to amend stock options granted to insiders, subject to regulatory approvals, as more fully set forth in the information circular accompanying this notice.

7.

To consider and, if thought fit, to pass a special resolution increasing the number of common shares without par value which the Company is authorized to issue from 100,000,000 common shares without par value to 300,000,000 common shares without par value and altering the Company’s Memorandum accordingly, as more fully set out in the information circular accompanying this notice so that the Memorandum, as altered, shall at the time of filing comply with the Company Act.

8.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 7th day of March, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

“Chet Idziszek”

Chet Idziszek, President

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

REPORT TO SHAREHOLDERS

After years of waiting, it looks like the gold market has finally turned around.  Increased gold prices bode well for Madison which has raised almost $3.7 million during the last twelve months to resume exploration of its Mt. Kare Property in Papua New Guinea and to explore the highly prospective Lewis Property in Nevada acquired last year.

With this funding in place, Madison has resumed exploration of its Mt. Kare Property.  Madison will carry out a program of diamond drilling on the Pinuni Creek structural target in Papua New Guinea in the current fiscal year, with the objective of increasing the current resource estimate for Mt. Kare (estimated by the independent engineering firm of Watts Griffis & McOuat) of 25.5 million tonnes grading 2.2 g/t gold and 29.0 g/t silver (using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t).

Madison’s initial exploration of the Lewis Property has been very encouraging.  This work has outlined a virtually identical geological environment to that underlying Newmont’s adjacent Phoenix-Fortitude mine area, including a direct on-strike extension to the hosting stratigraphy, controlling structures and mineralization style.  Madison’s property covers a  three mile strike extent of highly prospective ground northward along this favourable stratigraphic-structural corridor.

BY ORDER OF THE BOARD OF DIRECTORS OF

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek

Chairman of the Board and Chief Executive Officer

MADISON ENTERPRISES CORP.

(the “Company”)

 Suite 2000 – 1055 West Hastings Street

Vancouver, BC V6E 2E9

TELEPHONE: (604) 331-8772

INFORMATION CIRCULAR

(As at March 7, 2003, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of Madison Enterprises Corp. (the "Company") for use at the Special and Annual General Meeting of the Company to be held on April 17, 2003 and at any adjournments thereof.  Unless the context otherwise requires, references to the Company include the Company and its subsidiaries.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the “shareholder”) on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor – 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because  the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Pacific Corporate Trust Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 shares designated as Common Shares without par value (the "common shares"), of which 72,067,164 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held.  Holders of common shares of record at the close of business on March 7, 2003 will be entitled to receive notice of and vote at the meeting. The Company has only one class of shares.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Jipangu Inc. 3-6-9, Kita-Shinagawa Shinagawa-Ku Tokyo, 140-0001, Japan	7,692,310	10.7%

The directors have determined that all Shareholders of record as of the 7th day of March, 2003 will be entitled to receive notice of and to vote at the Meeting. Those Shareholders so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, BC, V6C 3B8 or at the Head Office of the Company at Suite 2000 - 1055 West Hastings Street, Vancouver, BC, V6E 2E9 not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at six.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Previous Service As a Director	Number of common shares beneficially owned or, directly or indirectly, controlled (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years
ABDULLAH BASODAN Director	December 17, 1997	2,851,533	Private economic consultant since 1999, prior thereto President of Nimir Petroleum Company from 1991 to 2000.
CHET IDZISZEK President, Chairman of the Board, Chief Executive Officer and Director	November 7, 1993	729,053	Geologist; President of Adrian Resources Ltd.
DONALD W. KOHLS Director and Audit Committee Member	November 7, 1993	272,237	Independent geological consultant
CATHERINE McLEOD- SELTZER Director and Audit Committee Member	April 23, 1997	Nil	Financier who has been the President of Pacific Rim Mining Corp. since 1997. Formerly President and C.E.O. of Arequipa Resources Ltd.
ROBERT A. SIBTHORPE Director and Audit Committee Member	July 23, 1996	Nil	Consulting geologist; previously mining analyst for Canaccord Capital Corp. from 1996 to 2001.
JAMES G. STEWART Director and Corporate Secretary	April 23, 1997	7,500	Secretary and General Counsel of Adrian Resources Ltd.

(1)  Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 7, 2003,         based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

Advance Notice of the Meeting was published pursuant to Section 111 of the Company Act at Vancouver, B.C. on  February 18, 2003.

EXECUTIVE COMPENSATION

(Form 41, B.C. Securities Act and Regulations)

During the fiscal year ended October 31, 2002, the Company paid a total of $242,425 in cash compensation to its directors and officers.  This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below.  No other funds were set aside or accrued by the Company during the fiscal year ended October 31, 2002 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its executive officers.  The following fairly reflects all material information regarding compensation paid to the Company's executive officers which has been disclosed to the Company's shareholders under applicable Canadian law.

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has two executive officers: Chet Idziszek, President and J.G. Stewart, Secretary (the “Named Executive Officers”).

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended October 31, 2002, 2001 and 2000 in respect of the individuals who were, at October 31, 2002, the Named Executive Officers.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b) (1)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensa-tion(3) ($) (e)	Securities Under Options granted (#)(2) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen- sation ($) (i)
Chet Idziszek Chairman of the Board, President and CEO	2002 2001 2000	$133,125 $148,594 $150,000	$1,000 $3,000 $1,500	nil nil nil	nil 488,080 83,080	n/a n/a n/a	n/a n/a n/a	nil nil nil
J.G. Stewart Corporate Secretary	2002 2001 2000	nil nil nil	$1,000 nil nil	$107,300 $85,500 $90,000	nil 300,000 nil	n/a n/a n/a	n/a n/a n/a	nil nil nil

(1)

Fiscal years ended October 31, 2002, 2001 and 2000.

(2)

Indicates options granted in each of the fiscal periods shown.

(3)

Indicates legal fees paid to Mr. Stewart.

Option Grants in Last Fiscal Year

The Company did not grant any stock options during the fiscal year ended October 31, 2002 to the Named Executive Officers.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2002 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3) Exercisable/ Unexercisable (5)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3)(4) Exercisable/ Unexercisable (5)
Chet Idziszek	nil	nil	488,080	nil
J.G. Stewart	nil	nil	300,000	nil

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX.

(3)

The figures relate solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on October 31, 2002, less the exercise price of in-the-money stock options.

(5)

All such options are currently exercisable.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officer.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), and therefore did not make any awards pursuant to a LTIP which were paid or distributed to the Named Executive Officers during the most recently completed financial year.

Stock Appreciation Rights

Stock Appreciation Rights (“SARs”) means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s shares. No SARs were granted to or exercised by the Named Executive Officer or directors during the most recently completed financial year.

Executive Compensation Program

The Company has no compensation committee. The Company’s executive compensation program is administered by the Board of Directors. The Company’s executive compensation program is based on a pay for performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are below those competitive with the base salaries paid by leading corporations of a size comparable to the Company within the resource industry. However, share ownership opportunities in the form of incentive stock options are provided to align the interests of executive officers with the longer term interests of members.

Compensation for the Named Executive Officer, as well as for executive officers as a whole, consists of a base salary, along with a longer term incentive in the form of stock options granted. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and members.

The Board of Directors has sole discretion to determine the key employees to whom it grants incentive stock options and to determine the terms and conditions of the options. The Board of Directors approves ranges of stock option grants for each level of executive officer based on recommendations of the Compensation Committee. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position to the Company.

Directors’ Compensation

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Information Circular, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, J.G. Stewart, the Secretary and a Director of the Company, received $107,300 for legal services rendered during the last completed fiscal year.

The following did not grant any stock options during the fiscal year ended October 31, 2002 to directors who are not Named Executive Officers of the Company.

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2002 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

Name (a)	Securities Acquired on Exercise (#) (1) (b)	Aggregate Value Realized ($) (2) (c)	Unexercised Options at Fiscal Year-End (#) (3) Exercisable/ Unexercisable (5) (6) (d)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) (3)(4) Exercisable/ Unexercisable (5) (e)
Abdullah M. Basodan	nil	nil	475,000	nil
Donald W. Kohls	nil	nil	345,000	nil
Catherine McLeod-Seltzer	nil	nil	275,000	nil
Robert A. Sibthorpe	nil	nil	275,000	nil

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the TSX.

(3)

The figures relate solely to stock options.

(4)

The closing price of common shares of the Company on the TSX on October 30, 2002 was less than the exercise price of the stock options.

(5)

All such options are currently exercisable.

(6)

Options granted during the fiscal year but not exercised.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended October 31, 2002.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No Insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Particulars of Matters to be Acted Upon" .

APPOINTMENT OF AUDITOR

Management proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as the auditor of the Company for the ensuing year and that the directors be authorized to fix their remuneration.  PricewaterhouseCoopers LLP were first appointed the auditor of the Company on October 31, 1998.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Particulars of Matters to be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

(a)     Stock Options

During the next year, the Company may grant additional stock options, subject to all necessary regulatory approvals.  Under the current policy of the TSX Venture Exchange (the "Exchange"), member approval is not required for the grant of stock options if granted in accordance with the policy.  However, such policy requires that  any decrease in the exercise price of stock options held by insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the “disinterested members”).  Therefore, the disinterested members at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

The number of shares under option from time to time and the exercise price of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the TSX Venture Exchange.

(b)     Increase of Authorized Capital  and Alteration of Memorandum

In order to provide sufficient authorized capital for future share capital requirements, members will be asked to pass a special resolution increasing the authorized capital as follows:

“RESOLVED as a special resolution that the Company increase the authorized share capital from 100,000,000 common shares without par value to 300,000,000 common shares without par value and altering the Company's Memorandum accordingly.”

In order to reflect the above-noted proposed change to the Company’s authorized capital,  the following special resolution will result in the alteration of the Company’s Memorandum so that it shall be in the form attached hereto and marked Schedule “A” in order that the Memorandum, as altered, shall at the time of filing comply with the Company Act (British Columbia).

(c)    Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 7th day of March, 2003.

BY ORDER OF THE BOARD

“Chet Idziszek” Chet Idziszek, President and Chief Executive Officer	“James G. Stewart” James G. Stewart, Chief Financial Officer and Secretary

Schedule A

MEMORANDUM

(ALTERED)

of

MADISON ENTERPRISES CORP.

1.

The authorized capital of the Company consists of 300,000,000 common shares without par value.

SCHEDULE B

SUPPLEMENTARY INFORMATION

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED OCTOBER 31, 2002

1.

(a)   Deferred costs:

See Schedule A – Notes to Consolidated Financial Statements, Note 4. “Resource properties and  deferred costs”

(b)   Breakdown of Office and Rent costs:

Office	$95,782
Rent	186,731
$282,513

(c)   Breakdown of Public Relations costs:

Expenses	$9,044
Fax charges	2,850
Investor relations consultants	76,600
Internet	600
$89,094

2.

Expenditures made to non-arm’s length parties:

See Schedule A – Notes to Consolidated Financial Statements, Note 9.

3.

(a)   Securities issued during the period:

        See Schedule A – Notes to Consolidated Financial Statements, Note 6.

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED OCTOBER 31, 2002

(b)   Options granted during the period:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date

21-May-02	50,000	Consultant	Max Fugman	$0.15	21-May-07
21-May-02	46,000	Employee	David Scott	$0.15	21-May-07
21-May-02	300,000	Consultant	David Mallo	$0.15	21-May-07
21-May-02	34,000	Consultant	Douglas Turnbull	$0.15	21-May-07
21-May-02	42,000	Employee	Naomi Corrigan	$0.15	21-May-07
21-May-02	42,000	Employee	Roswitha Davidson	$0.15	21-May-07
21-May-02	42,000	Employee	Elizabeth Anderson	$0.15	21-May-07
21-May-02	42,000	Employee	Elvie Valenzuela	$0.15	21-May-07
21-May-02	42,000	Employee	Sandra Hjerpe	$0.15	21-May-07

4.

(a)   Authorized and issued share capital at October 31, 2002

			Issued
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	100,000,000	55,676,585	$52,787,448

(b)   Summary of options and warrants outstanding at October 31, 2002

Security	Number or Amount	Exercise or convertible price	Expiry Date
Options	2,675,580	$0.17	March 6, 2006
Options	640,000	$0.15	May 21, 2007
Warrants	3,175,000	$1.50	November 17, 2002
Warrants	4,000,000	$0.12	September 21, 2003
Agent Warrants	900,000	$0.12	September 21, 2003
Warrants	350,000	$0.14	September 21, 2003
Agents Warrants	10,000	$0.14	September 21, 2003

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED OCTOBER 31, 2002

(c)   Share in escrow or subject to a pooling agreement as at October 31, 2002

Number of Shares
Escrow	NIL

5.

List of Directors and Officers as at March 10, 2003

Name	Position

Chet Idziszek	Director, Chairman, C.E.O. & President
James Stewart	Director, Secretary
Dr. Abdullah Basodan	Director
Donald Kohls	Director
Catherine McLeod-Seltzer	Director
Robert Sibthorpe	Director

SCHEDULE C

MANAGEMENT DISCUSSION

MADISON ENTERPRISES CORP.

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results

Madison Enterprises Corp. (the “Company”) is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals.  Before and during the fiscal year ended October 31, 2002, the Company was primarily engaged in the continued exploration of its Mt. Kare Property in Papua New Guinea.  As a result, the Company’s future mineral exploration and potential mining activities may be affected in varying degrees by Papua New Guinea's political stability and government regulation, all of which are beyond the control of the Company.

Fiscal Year Ended October 31, 2002 Compared to Fiscal Year Ended October 31, 2001

During the fiscal year ended October 31, 2002, the Company recorded interest income of $15,289, a foreign exchange loss of $5,828, a loss on settlement of accounts receivable of $6,825 and a write-down of marketable securities of $2,250.  During the fiscal year ended October 31, 2001, the Company recorded a foreign exchange gain of $30,530, interest income of $82,895 and a write-off of resource properties and deferred expenditures of $2,557,593 primarily related to its Belencillo property.

Expenses for the fiscal year ended October 31, 2002 were $678,381, up slightly from $645,644 for the fiscal year ended October 31, 2001.  This increase is primarily due to increased wages.  Wages for the fiscal year ended October 31, 2002 increased to $297,325 from $230,399 for the fiscal year ended October 31, 2001, largely as a result of a greater percentage of wages being allocable to general and administrative expenses rather than to resource properties.

The net loss for the fiscal year ended October 31, 2002 was $677,995 or $0.01 per share as compared with a net loss for the fiscal year ended October 31, 2001 of $3,089,312 or $0.07 per share.  The Company also expects to incur a net operating loss for the fiscal year ending October 31, 2003.

Fiscal Year Ended October 31, 2001 Compared to Fiscal Year Ended October 31, 2000

During the fiscal year ended October 31, 2001, the Company recorded a foreign exchange gain of $30,530, interest income of $82,895 and a write-off of resource properties and deferred expenditures of $2,557,593 primarily related to its Belencillo property.  During the fiscal year ended October 31, 2000, the Company recorded a foreign exchange loss of $25,167 and interest income of $170,644.  Interest income fluctuates due to the amount of funds on deposit and the rate of interest paid thereon.

Expenses for the fiscal year ended October 31, 2001 were $645,644, down from $735,481 for the fiscal year ended October 31, 2000.  This decrease is primarily due to decreased audit and accounting fees, depreciation, filing fees and public relations costs.  Audit and accounting fees for the fiscal year ended October 31, 2001 decreased to $49,176 from $69,228 for the fiscal year ended October 31, 2000, largely as a result of the cost of tax structuring advice during the prior year.  During the fiscal year ended October 31, 2001, the Company incurred depreciation of $24,783, as compared with $66,863 in the fiscal year ended October 31, 2000.  Filing fees for the fiscal year ended October 31, 2001 decreased to $8,804 from $18,098 for the fiscal year ended October 31, 2000, largely as a result of fees associated with the acquisition by the Company of an additional interest in the Mt. Kare Property and with financings carried out during the fiscal year ended October 31, 2000.  Public relations expenses fell to $70,677 in the fiscal year ended October 31, 2001 from $159,594 in the fiscal year ended October 31, 2000 as a result of market awareness programs undertaken in the prior year.

The net loss for the fiscal year ended October 31, 2001 was $3,089,312 or $0.07 per share as compared with a net loss for the fiscal year ended October 31, 2000 of $590,004 or $0.01 per share.

Fiscal Year Ended October 31, 2000 Compared to Fiscal Year Ended October 31, 1999

During the fiscal year ended October 31, 2000, the Company recorded interest income of $170,644.  During the fiscal year ended October 31, 1999, the Company recorded interest income of $147,301.  Interest income fluctuates due to the amount of funds on deposit and the rate of interest paid thereon.   During the fiscal year ended October 31, 2000, the Company recorded a foreign exchange loss of $25,167, as compared with $248,583 in the fiscal year ended October 31, 1999, as a result of currency fluctuations associated with exploration of its Mt. Kare Property.

Expenses for the fiscal year ended October 31, 2000 were $735,481, down from $802,461 for the fiscal year ended October 31, 1999.  This decrease is primarily due to decreased legal fees, office and rent costs and wages.  Legal expenses for the fiscal year ended October 31, 2000 decreased to $51,112 from $82,397 for the fiscal year ended October 31, 1999, largely as a result of the level of work related to the negotiation and settlement of the sale agreement under which the Company acquired an additional interest in the Mt. Kare Property during the fiscal year ended October 31, 1999.  Public relations expenses rose to $159,594 in the fiscal year ended October 31, 2000 from $123,244 in the fiscal year ended October 31, 1999.  During the fiscal year ended October 31, 2000, office and rent costs decreased to $178,361 from $230,772 for the fiscal year ended October 31, 1999 as a result of cost sharing arrangements as the other companies sharing space with the Company agreed to pay a higher level of rent following renegotiation of the head lease and office costs were reapportioned following a review of work carried out on behalf of those other companies.  Wages and other labour costs decreased to $203,809 for the fiscal year ended October 31, 2000 from $288,429 for the fiscal year ended October 31, 1999 as a result of the decreased exploration activity of the Company.

The net loss for the fiscal year ended October 31, 2000 was $590,004 or $0.01 per share as compared with a net loss for the fiscal year ended October 31, 1999 of $903,743 or $0.04 per share.

Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, silver or other materials in the last three financial years.  The Company's principal property, the Mt. Kare Property, is located in Papua New Guinea, and as a result the Company's operations on the property may be subject to additional risks.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, there is substantial doubt about the ability of the Company to continue as a going concern.  In the near term, the Company plans to continue its exploration activities on its currently held properties.  Based on its existing working capital, the Company does not expect to require additional financing for its currently held properties during the upcoming fiscal year.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Management reviews annually the carrying value of the Company’s interest in each mineral property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made.

While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on its mineral exploration properties.

October 31, 2002 Compared to October 31, 2001

At October 31, 2002, the Company's current assets totalled $368,397 compared to $1,232,047 at October 31, 2001.  The decrease is primarily attributable to expenditures resulting from its investment in the Mt. Kare Property and the Lewis Property.  During the same period, total liabilities decreased slightly  to $124,397 from $133,149.   As a result of these same factors, working capital was $244,000 at October 31, 2002 as compared with working capital of $1,098,898 at October 31, 2001.  The Company had no long-term debt at either October 31, 2002 or October 31, 2001.

At October 31, 2002, the Company had total assets of $41,586,554 as compared with $41,372,266 at October 31, 2001.  This increase is due principally to the sale of share capital during the year.

Share capital as at October 31, 2002 was $52,787,448, up from $51,916,544 as at October 31, 2001 due to the issuance of share capital.  During the fiscal year ended October 31, 2002, the Company issued 8,700,000 common shares at a price of $0.10 per share pursuant to a private placement to generate net proceeds of $775,468 and issued 320,000 shares recorded at $32,000 pursuant to a finder’s fee and 583,579 shares recorded at $63,436 as compensation for certain employees and consultants.

The Company's largest cash outflow in the fiscal years ended October 31, 2002 and October 31, 2001 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property and its Lewis Property.  During the fiscal year ended October 31, 2002, the Company incurred property expenditures of $1,012,883, compared to $1,441,446 during the fiscal year ended October 31, 2001.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

October 31, 2001 Compared to October 31, 2000

At October 31, 2001, the Company's current assets totalled $1,232,047 compared to $3,063,332 at October 31, 2000.  The decrease is primarily attributable to expenditures resulting from its investment in the Mt. Kare Property.  During the same period, total liabilities decreased to $133,149 from $228,090, due primarily to the Company’s decreased exploration activities on the Mt. Kare Property.   As a result of these same factors, working capital was $1,098,898 at October 31, 2001 as compared with working capital of $2,835,242 at October 31, 2000.  The Company had no long-term debt at either October 31, 2001 or October 31, 2000.

At October 31, 2001, the Company had total assets of $41,372,266 as compared with $44,340,619 at October 31, 2000.  This decrease is due principally to general and administrative expenses and a write-off of resource properties offset by proceeds from the sale of share capital during the year.

Share capital as at October 31, 2001 was $51,916,544, up from $51,700,144 as at October 31, 2000 due to the issuance of share capital.  During the fiscal year ended October 31, 2000, the Company issued 733,137 common shares at a price of $0.21 per share pursuant to a private placement to generate net proceeds of $151,284 and issued 609,353 shares recorded at $65,116 as compensation for certain employees and consultants.

The Company's largest cash outflow in the fiscal years ended October 31, 2001 and October 31, 2000 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property.  During the fiscal year ended October 31, 2001, the Company incurred property expenditures of $1,441,446, compared to $3,315,257 during the fiscal year ended October 31, 2000.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

October 31, 2000 Compared to October 31, 1999

At October 31, 2000, the Company's current assets totalled $3,063,332 compared to $2,336,104 at October 31, 1999.  The increase is primarily attributable to the sale of share capital.  During the same period, total liabilities decreased to $228,090 from $868,746, due primarily to the Company’s decreased exploration activities on the Mt. Kare Property and the fact that the Company’s former joint venture partner had not sent in advance its contribution to the costs of exploration of the Mt. Kare property.   As a result of these same factors, working capital was $2,835,242 at October 31, 2000 as compared with working capital of $1,467,358 at October 31, 1999.  The Company had no long-term debt at either October 31, 2000 or October 31, 1999.

At October 31, 2000, the Company had total assets of $44,340,619 as compared with $31,792,346 at October 31, 1999.  This increase is due principally to its acquisition of a further 25% interest in the Mt. Kare property.

Share capital as at October 31, 2000 was $51,700,144, up from $39,088,378 as at October 31, 1999 due to the issuance of share capital.  During the fiscal year ended October 31, 2000, the Company issued 47,170 shares pursuant to the exercise of warrants to generate net proceeds of $25,000 and 8,631,157 units pursuant to a private placement to generate net proceeds of $5,186,766.  Each unit was comprised of one common share of the Company and one-half share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $0.70 per share until February 28, 2001 and thereafter at a price of $0.90 per share until February 28, 2002.  The Company also issued 10,000,000 shares recorded at $7,400,000 in connection with its acquisition of a further 25% interest in the Mt. Kare property.

The Company's largest cash outflow in the fiscal years ended October 31, 2000 and October 31, 1999 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property.  During the fiscal year ended October 31, 2000, the Company incurred property expenditures of $3,315,257, compared to $6,504,282 during the fiscal year ended October 31, 1999.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

Subsequent Event

Subsequent to the fiscal year ended October 31, 2002, the Company arranged a brokered private placement of 4,003,333 Units at a price of $0.15 per Unit to generate gross proceeds of $600,500.  Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.18 until November 5, 2003 and thereafter at a price of $0.20 until November 5, 2004.

Canaccord Capital Corp. (“Canaccord”) assisted the Company in arranging the private placement and, in consideration thereof, the Company paid Canaccord a commission of 8% of the gross proceeds, payable half in cash and half in units, and issued to Canaccord 4,000 units and 600,500 brokers warrants.

Also subsequent to the fiscal year ended October 31, 2002, the Company arranged a brokered private placement of 10,900,000 Units at a price of $0.20 per Unit to generate gross proceeds of $2,180,000 and a non-brokered private placement of 100,000 Units at a price of $0.20 per Unit to generate gross proceeds of $20,000.  Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.25 until February 24, 2004.

Canaccord Capital Corp. (“Canaccord”) assisted the Company in arranging the private placement and, in consideration thereof, the Company paid Canaccord a commission and a finder’s fee of 8% of the gross and issued to Canaccord 4,000 units and 1,650,000 brokers warrants.

The proceeds from these placements will be used to fund the resumption of exploration on the Company's Mt. Kare gold property in Papua New Guinea and the Lewis Property in Nevada.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  The major measurement differences between Canadian and U.S. GAAP, which affect the Company’s financial statements, are described below:

Under U.S. GAAP, deferred exploration costs are written off as incurred.  Had the Company presented its financial statements in accordance with U.S. GAAP, its earnings for the fiscal years ended October 31, 2002, 2001 and 2000 would have been reduced by $1,067,823, increased by $409,936 and reduced by $3,315,257, respectively.

For financial statement purposes, the Company follows the recommendation of Accounting Principles Board Opinion (APB) 25 in accounting for stock options.

Outlook

For the remainder of the fiscal year ending October 31, 2003, the Company’s activities will focus on the exploration of the Mt. Kare Property and the Lewis Property.  Based on its existing working capital, the Company does not expect to require additional financing during the upcoming fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

BY ORDER OF THE BOARD OF DIRECTORS OF

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek

Chairman of the Board and Chief Executive Officer

Proxy

SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS  OF

MADISON ENTERPRISES CORP.

TO BE HELD AT:   Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia

ON THURSDAY, APRIL 17, 2003 AT 10:00 AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company, or in the place of the foregoing, ____________________  (print the name), as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ___________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of PricewaterhouseCoopers LLP as auditors of the Company		N/A
2. To authorize the Directors to fix the Auditors’ remuneration			N/A
3. To determine the number of Directors at six (6)			N/A
4. To elect as Director, Abdullah Basodan		N/A
5. To elect as Director, Chet Idziszek		N/A
6. To elect as Director, Donald Kohls		N/A
7. To elect as Director, Catherine McLeod-Seltzer		N/A
8. To elect as Director, Robert Sibthorpe		N/A
9. To elect as Director, James G. Stewart		N/A
10. Approval of Stock Options			N/A

11. To pass a special resolution increasing the authorized capital of the Company to 300,000,000 common shares without par value and altering the Company’s Memorandum to the form attached in the information circular and marked Schedule “A”

N/A
12. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)  appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.    The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.    If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later thanforty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.  The mailing address of Pacific Corporate Trust Company is 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

RETURN CARD

TO REGISTERED HOLDERS AND

NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

In accordance with National Instrument 54-101/Shareholder Communication (the “Policy”):

1.

registered shareholders may elect annually to have their name added to an issuer’s supplemental mailing list in order to receive quarterly reports for the issuer’s first, second and third fiscal quarters. Registered shareholders will automatically receive a quarterly report for an issuer’s fourth fiscal quarter;

2.

non-registered shareholders may elect annually to have their name added to an issuer’s supplemental mailing list in order to receive quarterly reports for the issuer’s first, second and third fiscal quarters. Non-registered shareholders entitled to receive an issuer’s audited  annual financial statements, pursuant to the Policy, will receive a quarterly report for an issuer’s fourth fiscal quarter.

If you wish to be placed on the Company’s supplemental mailing list, please complete and return this form by mail or by fax #(604) 331-8773 to the Company:

MADISON ENTERPRISES CORP.

Suite 2000 – 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

NAME OF ISSUER:

MADISON ENTERPRISES CORP.

NAME OF SHAREHOLDER:

_________________________________________________________

(Please Print)

ADDRESS:

_________________________________________________________

_________________________________________________________

SIGNATURE:

_________________________________________________________

I certify that I am a registered shareholder

SIGNATURE:

_________________________________________________________

I certify that I am a non-registered shareholder

DATED:

_________________________________________________________

Note:

As the supplemental list will be updated each year, a return card will be required annually in order to remain on the list.